Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE IDENTIFIES HIGH GROWTH OPPORTUNITIES FOR ITS
INTELLECTUAL PROPERTY PORTFOLIO

Execution strategies to include partnership and licensing models

 Toronto, Ontario – July 19, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions, has concluded its initial phase of strategic analysis to identify markets that would benefit from its proprietary Working Capital Engine™ core platform and Dutch Auction patents.

Northcore had previously announced the engagement of Pellegrino & Associates, LLC, a leading specialized intellectual property valuation company, to help examine the applicability of its core technology and intellectual property portfolio in selected business environments. Through a further evolution of this process, specific business domains were identified in the social and corporate commerce environments that evidence significant potential for the Northcore IP.  Each of these areas were evaluated and selected based on the overall market size and the strategic fit for Northcore’s Dutch Auction patents.

The areas of focus include:

•	Carbon Credit disposition;
•	Game and event ticket sales;
•	Group purchasing and marketplace platforms;
•	Excess hotel room inventory auctions;
•	Intermodal freight capacity optimization; and
•	Advertising spot liquidation.

 “We are excited about the range of opportunities that has surfaced for application of our Dutch Auction patent suite,” said Amit Monga, CEO Northcore Technologies.  “We have isolated a set of high value applications from seemingly diverse areas like Carbon Credit disposition and advertising liquidation.  Our subsequent research has shown us that they are all demarked by a Social Commerce dynamic and perishable end product or commodity.  These properties perfectly align to the capabilities of our IP portfolio.”

In executing against these business domains, Northcore is actively seeking partnerships with industry and domain experts in the identified business segments.  Interested parties should contact Northcore at partners@northcore.com.

Northcore Identifies High Growth …..

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

About Pellegrino & Associates, LLC

Pellegrino & Associates, LLC (P&A) is a boutique valuation company with a specialty in software and intellectual property valuations that include patents, copyrights, trademarks, and trade secrets.  Formed in 2003, P&A focuses on building credible valuations for companies for a variety of purposes.  P&A has worked with small and large private and publicly traded companies across the globe, and counts IBM, Sony, American Express, Lockheed Martin, Duke Energy, Liberty Mutual Insurance, Rolls-Royce North America, Ascension Healthcare, and General Electric among its clients, as well as promising revolutionary startups.  P&A has valued intellectual properties as diverse as orphan drugs and medical devices to the publicity rights for the gunslinger John Dillinger.  P&A has found that the company’s work stands on its own under scrutiny, both with the IRS and in litigation.

Additional information about Pellegrino & Associates, LLC can be obtained at www.pellegrinoandassociates.com

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause

Northcore Identifies High Growth …..

actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com